Exhibit 99.1

Patria Reports Second Quarter 2022 Earnings Results

Grand Cayman, Cayman Islands, August 9, 2022 – Patria (Nasdaq:PAX) reported today its unaudited results for the second quarter ended June 30, 2022. The full detailed presentation of Patria's second quarter 2022 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “Patria continued to execute on both financial results and long-term strategic growth plans in the second quarter, despite the difficult backdrop across global financial markets. We remain on track for our 2022 Fee Related Earnings and fundraising targets, and we announced the acquisition of VBI as an important catalyst to building our Real Estate platform and permanent capital.”

Financial Highlights (reported in $ USD)

Patria IFRS results included $15.9 million of net income in Q2 2022. Patria generated Fee Related Earnings of $31.1 million in Q2 2022, up 76% from $17.6 million in Q2 2021, with an FRE margin of 56%. Distributable Earnings were $29.2 million for Q2 2022, or $0.20 per share.

Dividends

Patria has declared a quarterly dividend of $0.169 per share to record holders of common stock at the close of business on September 2, 2022. This dividend will be paid on September 16, 2022.

Conference Call

Patria will host its second quarter 2022 earnings conference call via public webcast on August 9, 2022 at 9:00 a.m. ET. To register and join, please use the following link:

https://edge.media-server.com/mmc/p/i7sv8ocm

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $26.3 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Josh Wood

t +1 917 769 1611

josh.wood@patria.com

Andre Medina

t +1 345 640 4904

andre.medina@patria.com